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Elias, Matz, Tiernan & Herrick L.L.P.

11TH FLOOR

734 15TH STREET, N.W.

WASHINGTON, D.C. 20005

 TELEPHONE: (202) 347-0300

FACSIMILE: (202) 347-2172

WWW.EMTH.COM

July 15, 2013

Via Edgar

Nicholas P. Panos, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	HealthWarehouse.com, Inc.

File No. 0-13117

PREC 14A filed July 15, 2013

Dear Mr. Panos:

As special counsel to HealthWarehouse.com, Inc. (the “Company”), please be advised that the Company is filing revised preliminary proxy materials in response to the comment letter received from you this morning. The responses to your comments are set forth below:

Voting Matters, page 3

1.          We added disclosure in the first paragraph on page 1 that all references to the term “holders” are intended to mean holders of record as of the close of business on July 1, 2013 when referring to holders of common stock or preferred stock entitled to vote at the Annual Meeting. We also added references to holders of record as of the close of business on July 1, 2013 in the first paragraph under “Voting Matters” on page 3.

Other Stockholder Nominees, page 3

2.          We added a sentence as requested that HWH Lending and Milfam are not required by law to pay a control premium.

Director Independence, page 6

3.          We added a reference to the Nasdaq rules on both page 6 and page 11.

Information Concerning Participants in the Company’s Solicitation of Proxies, page 23

4.          Please be advised that management of the Company has confirmed for us that none of the Company’s participants have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past 10 years. As a result, no disclosure is required to be included pursuant to Item 5(b)(1)(iii) of Schedule 14A.

5.          We added disclosure on page 23 that the Company is a participant, and we provided the Company’s address. Please be advised that there are no other participants in the Company’s solicitation of proxies.

Form of Proxy

6.          We have added “Preliminary Copy” on the first page of the proxy statement and the proxy card.

General

7. The requested written statement from the Company is attached to this letter.

If you have any questions or comments, please either give me a call at 202-719-1833 or my partner Ken Tabach at 202-719-1819. Thank you.

Sincerely,

/s/ Gerald F. Heupel, Jr.

Gerald F. Heupel, Jr.

Cc: Ken Tabach, Esq.

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HEALTHWAREHOUSE.COM, INC.

7107 Industrial Road

Florence, Kentucky 41042

July 15, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HealthWarehouse.com, Inc.

Preliminary Proxy Statement Filed on Schedule 14A

File No. 000-13117

Ladies and Gentlemen:

In connection with the response of HealthWarehouse.com, Inc. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the Company’s Proxy Statement filed on Schedule 14A, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HEALTHWAREHOUSE.COM, INC.

By:	/s/ Lalit Dhadphale
Lalit Dhadphale
President and Chief Executive Officer

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